Rolaine Bancroft Division of Corporation Finance Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549	Allen & Overy LLP One Bishops Square London E1 6AO United Kingdom Tel +44 (0)20 3088 0000 Fax +44 (0)20 3088 0088 Direct +44 (0)20 3088 2808 christopher.bernard@allenovery.com
Our ref 33775-00173 ICM:5524255.2

November 2, 2007

Dear Ms. Bancroft:

Permanent Funding (No. 2) Limited

Amendment no. 1 to Registration Statement on Form S-3

Filed September 28, 2007

File No. 333-145530

Permanent Master Issuer plc

Form 10-K/A for the Fiscal Year ended December 31, 2006

Filed September 28, 2007

File No. 333-137495-01

On behalf of our client, Bank of Scotland plc, we are writing to respond to your letter of October 12, 2007 commenting on the filing by Permanent Funding (No. 2) Limited of an amendment no. 1 to its Registration Statement on Form S-3 and the filing by Permanent Master Issuer plc of a Form 10-K/A for the Fiscal Year ended December 31, 2006.

Accompanying this letter is an amendment no. 2 on Form 10-K/A for the Fiscal Year ended December 31, 2006. The responses below follow the numbering in your comment letter.

Signatures

1.	Please see the amended signature block in the Form 10-K/A and the Section 302 certification.

Other

2.	A marked copy of the amendment no. 2 on Form 10-K/A has been filed.

Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Solicitors Regulation Authority of England and Wales. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications. A list of the members of Allen & Overy LLP and of the non-members who are designated as partners is open to inspection at its registered office, One Bishops Square, London E1 6AO.

Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Düsseldorf, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Mannheim, Milan, Moscow, New York, Paris, Prague, Riyadh (associated office), Rome, Shanghai, Singapore, Tokyo and Warsaw.

We look forward to your review of our responses. If you have any questions or require additional information relating to these responses, please call the undersigned at +44 20 3088 2808.

Sincerely

Christopher Bernard

Partner

Encl.

cc: David Balai, Ian Stewart, Tracey Hill, Gavin Parker (Bank of Scotland plc)